2011 ANNUAL REPORT

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

415 NORTH QUAY STREET, BUILDING B1

KENNEWICK, WA 99336

To Our Shareholders,

The year 2011 presented challenges for Electronic Systems Technology, Inc. that was in stark contrast with the improvements we experienced during 2010.  Our total revenues for 2011 decreased to $1,805,571 compared to 2010 revenues of $2,241,655.   Sales revenues for 2011 decreased to $1,791,741 from 2010 sales of $2,228,798, reflecting a decrease of 20% due to disappointing domestic sales which we believe were impacted by the anemic economic recovery we are still experiencing in the United States.  During 2011 our profitability was impacted by our reduced domestic revenues resulting in a net loss of $129,990, or $0.02 per share, compared with net income for 2010 of $129,452, or $0.02 per share.

Our development efforts have been focused on the design of the ESTeem 210 modem which will be the next generation of narrow band, licensed products with Ethernet connectivity for the main applications in the fresh water and waste water markets, and the ESTeem 195Ea modem which will be targeted for high speed Ethernet network backbone applications in high noise environments.  We hope that both of these innovations will be enthusiastically received in both domestic and international markets and compliment our existing product line.

We move into 2012 ready to face the challenges that will present themselves in our uncertain economy.  We remain committed to continuing to provide a unique blend of innovative products and excellent customer support that we have always provided to our customers.  On behalf of the Company and our employees, I would like to thank you for your ongoing support.

T.L. Kirchner

President

COMPANY PROFILE

Electronic Systems Technology, Inc. (“EST” or the “Company”) specializes in the manufacturing and development of wireless modem products.  The Company uses manufacturing, marketing, and research and development efforts to produce and market the Company’s line of ESTeem®   Wireless Modem products and accessories.  The Company’s product offerings provide innovative communication solutions for applications not served or underutilized by conventional communication systems.  The Company’s products are offered in the process automation markets in commercial, industrial, and government arenas both domestically and internationally, as well as domestic markets for public safety communications infrastructure.  The Company’s products are marketed through direct sales, sales representatives, and resellers.

The Company was incorporated in the State of Washington in February 1984, and was granted a United States Patent for the “Wireless Computer Modem” in May 1987, and Canadian patent in October 1988.  The Company established a "doing business as" or "DBA" structure, based on the Company's registered trade name of ESTeem Wireless Modems in 2007.  During the past three years, the Company has continued product improvements and enhancements to incorporate continuing technological developments, and respond to customer needs and market opportunities.  Development efforts during 2011 were focused on development of  ESTeem 210 which is intended to be the next generation of narrow band, licensed ESTeem product, and the ESTeem 195Ea product intended to operate in the 5.8GHz frequency range for high speed network back haul applications.  In an effort to maintain and expand its customer base, specifically focusing on the industrial control marketplace, the Company continues efforts to team with major programmable logic controller (PLC) hardware vendors.  During 2011, the Company marketed products for use in SCADA, Industrial Automation and Public Safety Communication marketplaces.

PRODUCTS AND MARKETS

The Company’s ESTeem wireless modem product lines provide wireless communication links between computers, peripherals, and instrumentation controls using radio frequency waves.  The widespread use of computer applications in business, industry and public service has created a dynamic environment of automation and networking, requiring constantly expanding amounts of data transfer.  Prior to the invention of the ESTeem modem, the majority of data transfers used telephone modems or direct cable connections, both of which have costly side effects.  Telephone modems have potentially expensive monthly charges for the use of telephone lines, and direct cable connections can have installation costs as much or more than the cost of the communication system.  ESTeem wireless modem products provide a wireless solution for data transfer by eliminating the need for conventional hardwiring and leased phone lines.

All of the ESTeem models (“ESTeems”) come with industry standard asynchronous or Ethernet communications ports, giving users new dimensions to “Local Area Networking”. ESTeem modems work on a “packet burst” communications concept.  Packet systems, whether hardwired or radio, share the same principle of operation: data is taken from RS-232C, RS-422, RS-485 asynchronous or Ethernet ports and transmitted in “Electronic Packets”.  Once a packet of data is formed, the packet is transmitted in a "burst," from one ESTeem modem to another ESTeem modem, hence the term "packet burst communications." Internal Digi-Repeater features allow the user to increase operating range by relaying transmission through multiple ESTeems to reach a destination ESTeem. An ESTeem can operate as an operating node, a repeater node, or both simultaneously, for increased flexibility.  Secure data communication is provided in the ESTeem products through use of proprietary technology and industry standard techniques.

PRODUCT APPLICATIONS

Some of the major applications and industries in which ESTeem products are being utilized are as follows:

Agriculture	Material Handling
Airport Lighting	Metals
Automotive	Power
Enterprise Networking	Public Safety
Entertainment	Oil/Gas
Factory Floor Networking	Solar Energy
Federal (military)	Water/Wastewater
Marine	Wind Power

PRODUCT LINES

Licensed Narrow Band Products

The Company’s licensed, narrow band “packet burst” radio modems are typically used for commercial, industrial, and public safety applications.  Typical indoor and outdoor fixed base and mobile applications include point to point as well as point to multi-point digital data networking.  The distance is dependent on the product chosen as shown in the table below. Employing the internal digi-repeater feature in each radio modem can increase the line-of-sight (LOS) distances shown below for each product type.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
192C	Narrow Band Licensed	450 to 470	1 to 5	19.2 K	15	RS-232/422/485
192CHP	Narrow Band Licensed	450 to 470	10, 20, or 30	19.2 K	40-70	RS-232/422/485
192F	Narrow Band Licensed	400 to 420	1 to 5	19.2 K	15	RS-232/422/485
192M	Narrow Band Licensed	150 to 174	1 to 5	19.2 K	15	RS-232/422/485
192MHP	Narrow Band Licensed	150 to 174	10, 20, or 30	19.2 K	40-70	RS-232/422/485

Unlicensed Ethernet Spread Spectrum Products

The Company’s Ethernet radios are high performance spread spectrum transceivers employing the industry standard, 10baseT, Ethernet connectivity for commercial, industrial and public safety applications operating in the unlicensed 2.4 GHz and 900 MHz frequency spectrum with data transfer rates from 200Kbps to 54 Mbps.  Typical installations include data rate critical, point to point, point to multi-point, “last-mile” bridge data networking and mobile applications for distances of approximately 5 to 7 miles line-of-sight without the use of the digi-repeater option.  The high data capability of these products allows them to be used in Video and Voice over Internet Protocol (VoIP) applications.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Eg	Unlicensed	2400	1	1-54 M	5-7	Ethernet/Serial
195Ed	Unlicensed	900	.250 to .630	1-54 M	5-7	Ethernet and Serial
195Es	Unlicensed	900	.125 or 1	200K	10	Ethernet and Serial
WLANC	Unlicensed	2400	0.3	1-11 M	300-3000 ft.	Ethernet

Licensed Spread Spectrum Products

The Model 195Ep is a high performance, direct sequence spread spectrum transceiver employing the industry standard, 10baseT, Ethernet connectivity, specifically designed to operate on the US Government allocated frequencies in the 4.9 GHz spectrum for Homeland Defense and first responder networks and infrastructures.  Typical outdoor applications include point to point and point to multi-point digital data networking for distances to approximately 5 to 7 miles line-of-sight without the use of the digi-repeater option.

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate (bps)	LOS Range (Miles)	Interface
195Ep	Licensed	4900	2	1-54 M	5-7	Ethernet

ADDITIONAL PRODUCTS AND SERVICES

The Company offers various accessories to support the ESTeem products.  Accessories including antennas, power supplies and cable assemblies, are purchased from other manufacturers and resold by EST to support the application of ESTeem modems.  The Company provides direct services to customers, such as repair and upgrade of ESTeem products.  To assist in the application of ESTeem wireless modems, the Company also offers professional services, site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

The Company’s products compete in an environment of rapidly changing technology.  This environment results in the necessity of the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive.  Research and Development expenditures for new product development and improvements of existing products by the Company for 2011 and 2010 were $268,530 and $264,389, respectively.  None of the Company’s research and development expenses were paid directly by any of the Company’s customers.  During 2011, the Company contracted and will continue to contract with companies to provide software development and hardware design engineering expertise when required.

Development efforts during 2011 were focused on development of ESTeem 210 which is intended to be the next generation of narrow band, licensed ESTeem product, and the ESTeem 195Ea product intended to operate in the 5.8GHz frequency range for high speed network “back haul” applications (e.g. voice and/or data transmission from a cellular site to a switch).  Both of the products are expected to be brought to market during 2012.  The Company plans continued research and development expenditures for development and improvement projects, as they are deemed necessary.

MARKETING STRATEGY

The majority of the Company’s products sold during 2011 were through the reselling efforts of non-exclusive, non-stocking distributors and resellers of the Company’s products, with the remainder of the Company’s sales distributed directly from the Company’s facility through direct sales to end-users of the ESTeem products.  Customers generally place orders on an "as needed basis".  Shipping of products is generally completed 1 to 15 working days after receipt of a customer order, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.  As of December 31, 2011, the Company had a sales order backlog of $82,000.

During 2011, the Company continued advertising in trade publications specifically targeted at users of control, instrumentation, and automation systems, as well as domestic public safety entities.  The Company’s advertising targeted potential users of Programmable Logic Controllers (PLCs).  There are approximately twenty major PLC manufacturers worldwide.  The Company has maintained active attendance at tradeshows targeted toward the customers and markets in which it sells products. During 2011, the Company employed sales managers concentrating marketing efforts in both domestic and Latin American industrial automation, and public safety communication markets.  Due to continued reductions in MDC product sales to public safety entities, the Company reduced marketing efforts for MDC market late in 2011 by releasing the sales manager focusing on that market.   During 2012, the Company intends to continue targeting domestic and foreign industrial automation markets.  The Company maintains an internet web site to provide access to product and technical information for both present and potential customers of the Company’s products.  Due to the highly variable configuration possibilities of the Company’s products, as well as existing reseller relationships, the Company has not implemented an electronic commerce internet website.  The Company provides technical support and service for ESTeem products through phone support, field technicians and internet sources.  The Company believes high quality customer support is necessary and vital to its business.  To maintain a high level of customer support the Company has in the past, and will continue in the future, to make investments and expenditures in support of its customer service programs.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading the common stock of the Company.  The common stock is not regularly quoted in the automated quotation system of a registered securities system or association.  The common stock of the Company is traded on the “over-the-counter” market and is listed on OTCQB tier of the OTC Markets bulletin board under the symbol of "ELST".  The following table sets forth the high and low sale prices of the Company’s common stock for the quarterly period indicated for the last two (2) fiscal years.

	Sale Price
	High	Low
2011
First Quarter	$0.59	$0.43
Second Quarter	0.69	0.48
Third Quarter	0.60	0.47
Fourth Quarter	0.48	0.37

2010
First Quarter	$0.55	$0.36
Second Quarter	0.55	0.40
Third Quarter	0.70	0.37
Fourth Quarter	0.60	0.37

The above data was compiled from information obtained from the OTC Bulletin Board quotation service.

The number of holders of record of common stock of the Registrant as of March 2, 2012 was 391 persons/entities with an unknown number of additional shareholders who hold shares through brokerage firms.

Our independent stock transfer agent is Computershare Investor Services located at 350 Indiana Street, Suite 800, Golden CO 80401.

Electronic Systems Technology Inc. paid a non-cumulative cash distribution on July 15, 2011, equivalent to $0.01 per outstanding share.    Dividends undertaken by the Company are solely at the discretion of the Board of Directors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is provided as supplement to, and is intended to be read in conjunction with the Company’s audited financial statements and the accompanying integral notes (“Notes”) thereto.  The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL:  The Company specializes in the manufacturing and development of wireless modem products.  The Company offers product lines which provide innovative communication solutions for applications not served by existing conventional communication systems.  The Company offers product lines in markets for process automation in commercial, industrial and government arenas domestically as well as internationally, and domestically to public safety entities for mobile data computer terminal (MDC) applications.  The Company markets its products through direct sales, sales representatives, and domestic, as well as foreign, resellers. Operations of the Company are sustained solely from revenues received through sales of its products and services.

FISCAL YEAR 2011 vs. FISCAL YEAR 2010

GROSS REVENUES: Total revenues for the fiscal year 2011 were $1,805,571 reflecting a decrease of 19% from $2,241,655 in gross revenues for fiscal year 2010.  The decrease in total revenues is the result of decreased domestic product sales during 2011.  Product sales decreased to $1,791,741 in 2011, as compared to 2010 sales of $2,228,798, reflecting a decrease of 20%.  Management believes the decrease in sales revenues is the result of decreased product sales for the Company’s domestic sales segments, specifically MDC applications and industrial automation.  Management believes the decreased domestic product sales revenues during 2011 are the result of the tenuous economic recovery in the United States significantly impacting capital expenditures for projects involving the Company’s products having been delayed or cancelled.  Management believes the Company’s MDC product sales have been negatively impacted by lack of federal funding for projects involving the Company’s products and competition from cellular telephone based technology alternatives.  Management expects minimal MDC sales revenues during 2012 and therefore intends to have reduced marketing efforts for that specific market moving forward.  Due to the continued reduction in MDC product sales, the Company released the sales manager focusing on that market late in 2011.   The Company intends to continue targeting the domestic and foreign industrial control markets.  Management remains committed to pursuing existing marketing strategies, however cannot guarantee sustained sales revenues during 2012 in the continued tenuous economic environment that exists in the United States.

Interest revenues during 2011 decreased to $9,664 from 2010 levels of $12,857 due to decreased rates of return received on the Company’s investments.

OPERATING SEGMENTS

Segment information is prepared on the same basis that the Company’s Management reviews financial information for operational decision-making purposes.  The Company’s operating segment information is contained in “Financial Statements, Notes to Financial Statements, Note 12 – Segment Reporting”.

Domestic Revenues

The Company’s domestic operations represent 62% of the Company’s total sales revenues.  Domestic operations sell ESTeem modem products, accessories and service primarily through domestic resellers, as well as directly to end users of the Company’s products.  Domestic revenues increased to $1,105,701 for the year ended 2011, compared to $1,678,803 for the year ended 2010, reflecting a decrease of 34%.  Management believes the decrease in domestic segment product sales revenues during 2011 is the result of decreased product sales for the Company’s domestic sales segments, specifically MDC applications and industrial automation.  Management believes the decreased domestic product sales revenues during 2011 are the result of the tenuous economic recovery in the United States significantly impacting capital expenditures for projects involving the Company’s products having been delayed or cancelled.  Management believes the Company’s MDC product sales have been negatively impacted by lack of federal funding for projects involving the Company’s products and competition from cellular telephone based technology alternatives.  Due to the continued reduction in MDC product sales, the Company released the sales manager focusing on that market late in 2011.  Management expects minimal MDC sales revenues during 2012 and therefore intends to have reduced marketing efforts for that specific market moving forward.

The majority of the Company's domestic product sales for 2011 were used in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem modem to transmit industrial control information to and from control room areas via a wireless communications infrastructure.  It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

Domestic segment operating loss was $177,422 for 2011 as compared with a segment operating income of $278,572 for 2010 due to decreased sales revenues during 2011.

Foreign Revenues

The Company’s foreign operating segment represents 38% of the Company’s total sales revenues.  The foreign operating segment is based wholly in the United States and maintains no assets outside of the United States.  The foreign operating segment sells ESTeem modem products, accessories and service primarily through foreign resellers, as well as directly to end customers of the Company’s products located outside the United States.

During 2011, the Company had $686,040 in foreign export sales, amounting to 38% of sales revenues for the year, compared with foreign export sales of $549,995 for 2010, reflecting an increase of 25%.  Management believes the increase in foreign segment product sales revenues during 2011 is the result of increased reseller activities in the industrial automation markets in Peru, Mexico and Colombia when compared with 2010.  Products purchased by foreign customers were used primarily in industrial automation applications.  For 2011 sales to Industrial Controls, a reseller of the company’s products in Peru, comprised 11% of the Company’s total sales revenues.  Management believes the majority of foreign export sales are the results of the Company’s Latin American sales staff, EST foreign reseller activity, and the Company’s internet website presence.

Operating income for the foreign segment increased to $269,458 for 2011 as compared with $232,331 for 2010 due to increased segment operating sales revenues during 2011 when compared with 2010.

Unallocated Corporate

Unallocated corporate expenses relate to functions, such as accounting, corporate management and administration that support but are not attributable to the Company’s domestic or foreign operating segments, including salaries, wages and other expenses related to the performance of these support functions.  Unallocated corporate expenses decreased to $279,489 during 2011, compared with $323,880 for 2010, and represented expense to total net revenue percentage of 15% and 14% for 2011 and 2010, respectively.

As of December 31, 2011, the Company had sales backlog of $82,000.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES:  Cost of Sales, as a percentage of gross sales, was 45% and 39% respectively, for 2011 and 2010.  Cost of Sales variances are the result of differences in the product mix sold and occurrences of obsolete inventory expense, as well as differences in the price discounting structure for the mix of products sold during the period.

INVENTORY:  The Company's year-end inventory values for 2011 and 2010 were as follows:

	2011	2010
Parts	$228,012	$180,059
Work in progress	74,992	64,884
Finished goods	168,310	176,324
TOTAL	$471,314	$421,267

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time meet production and delivery requirements. Approximately 15% of the Company’s inventory at December 31, 2011 consisted of parts having lead times ranging from 12 to 30 weeks. Some parts are maintained at high levels to assure availability to meet production requirements, and accordingly, account for a significant portion of the Company’s inventory value.  Based on past experience with component availability, distributor relationships, and inventory levels, the Company does not foresee shortages of materials used in production.  However, developments in the electronic component marketplace, involving components used by the Company which are also used in cellular phones, pagers and other personal technology devices, have the potential of creating negative availability and delivery issues for components used by the Company.  The Company has been able to procure parts on a timely basis as of the date of this report, however procurement cannot be guaranteed in the future.  If shortages were to occur, material interruption of production and product delivery to customers could occur.  Inventory levels increased between December 31, 2010 and December 31, 2011, due to decreased product sales by the Company during that period.

OPERATING EXPENSES: Operating expenses increased to $1,195,051 in 2011, from 2010 levels of $1,185,031 primarily due to increased salaries and engineering expertise related expenses during 2011.  Material changes in expenses are comprised of the following components: Bad debt expense decreased to $7,718 due to higher than normal bad debt expense from amounts not paid by the Company’s customer Schwager Davis, experienced during 2010.   Depreciation expense decreased during 2011 to $21,956 from 2010 levels of $32,365 due to the Company’s decreased depreciable assets and decreased capital purchases.  Professional services increased to $160,213 from 2010 levels of $137,745 due to increased spending on subcontracted engineering expertise 2011.  Salaries, benefits and related taxes increased to $1,081,308 in 2011, from 2010 levels of $1,044,198, due to the Company ending salary reduction measures that were implemented during 2010.  Travel expenses decreased to $81,868 for 2011, compared to $85,136 for 2010, due to slightly reduced sales and customer support related activities when compared with 2010.  Materials and Supplies expense increased during 2011 to $19,355 from 2010 levels of $14,277 due to increased research and development related projects during 2011.

FISCAL YEAR 2010 vs. FISCAL YEAR 2009

GROSS REVENUES: Total revenues for the fiscal year 2010 were $2,241,655 reflecting an 18% increase from $1,892,000 in gross revenues for fiscal year 2009.  The increase in total revenues is the result of increased product sales during 2010.  Product sales increased to $2,228,798 in 2010, as compared to 2009 sales of $1,867,076, reflecting an increase of 19%.  Management believes the increase in sales revenues is the result of increased sales of products in all of the Company’s market segments, including domestic and foreign industrial automation, federal and MDC applications.  Management believes the increased product sales revenues during 2010 are a direct result of the tenuous economic recovery in the United States and worldwide which has resulted in an increased level of capital expenditure for projects involving the Company’s products.  The Company intends to continue targeting existing markets of industrial controls and MDC applications, and continued sales manager activities for coverage and exposure in the domestic industrial automation market. Management remains committed to implementing existing marketing strategies, however sustaining sales revenues during 2011 in an environment of fragile economic recovery cannot be guaranteed.

Interest revenues during 2010 decreased to $12,857 from 2009 levels of $24,369 due to decreased rates of return received on the Company’s investments.

OPERATING SEGMENTS

Domestic Revenues

The Company’s domestic operations represent 75% of the Company’s total sales revenues.  Domestic operations sell ESTeem modem products, accessories and service primarily through domestic resellers, as well as directly to end users of the Company’s products.  Domestic revenues increased to $1,678,803 for the year ended 2010, compared to $1,397,253 for the year ended 2009, reflecting an increase of 20%.  Management believes the increase in domestic segment product sales revenues during 2010 is the result of the tenuous economic recovery in the United States which has resulted in an increased level of capital expenditure for projects involving the Company’s products.  The majority of the Company's domestic product sales for 2010 were used in industrial automation applications. An example of an industrial automation application is a municipal water treatment operation, which employs the ESTeem modem to transmit industrial control information to and from control room areas via a wireless communications infrastructure.  It is the opinion of Management that industrial automation applications will continue to provide the largest portion of the Company's revenues in the foreseeable future.

The Company’s domestic sales included sales of the Company’s products for MDC systems to public entities, which accounted for 5% of the Company’s domestic sales during 2010.  Management believes the weak MDCS sales during 2010 are the result of continued reductions in government funding for projects involving the Company’s products.  An example of an MDC system for a public entity is a local area network (LAN), between police department computer dispatch centers and individual police vehicles. Management believes funding of MDC projects on local, state and federal levels cannot be guaranteed and therefore MDC projects involving the Company’s products become very difficult to predict.

Domestic segment operating income was $278,572 for 2010 as compared with a segment operating income of $81,762 for 2009 due to increased sales revenues and improved segment profit margins during 2010 when compared with 2009.

Foreign Revenues

The Company’s foreign operating segment represents 25% of the Company’s total sales revenues.  The foreign operating segment is based wholly in the United States and maintains no assets outside of the United States.  The foreign operating segment sells ESTeem modem products, accessories and service primarily through foreign resellers, as well as directly to end customers of the Company’s products located outside the United States.

During 2010, the Company had $549,995 in foreign export sales, amounting to 25% of sales revenues for the year, compared with foreign export sales of $469,823 for 2009, reflecting an increase of 17%.  Management believes the increase in foreign segment product sales revenues during 2010 is the result of the tenuous worldwide economic recovery which has resulted in an increased level of capital expenditure for projects involving the Company’s products, specifically industrial automation projects in Colombia and mining applications in Chile and Peru.  Products purchased by foreign customers were used primarily in industrial automation applications.  Management believes the majority of foreign export sales are the results of the Company’s Latin American sales staff, EST foreign reseller activity, and the Company’s internet website presence.

Operating income for the foreign segment increased to $232,331 for 2010 as compared with $191,485 for 2009 due to increased segment operating sales revenues during 2010 when compared with 2009.

Unallocated Corporate

Unallocated corporate expenses relate to functions, such as accounting, corporate management and administration that support but are not attributable to the Company’s domestic or foreign operating segments, including salaries, wages and other expenses related to the performance of these support functions.  Unallocated corporate expenses increased to $323,880 during 2010, compared with $250,648 for 2009, and represented expense to total net revenue percentage of 14% and 13% for 2010 and 2009, respectively.

OPERATING EXPENSES: Operating expenses increased to $1,185,031 in 2010, from 2009 levels of $1,092,019 primarily due increased bad debt expense, professional services and salaries expenses during 2010.  Material changes in expenses are comprised of the following components: Bad debt expense increased to $46,742 due to the creation of a bad debt reserve for amounts owed to the Company by Schwager Davis.  Schwager Davis notified the Company prior to year end that they had issues with a project using the Company’s products and payment would be delayed until the issues were resolved.  Depreciation expense decreased during 2010 to $32,365 from 2009 levels of $40,142 due to the Company’s decreased depreciable assets and decreased capital purchases.  Professional services increased to $137,745 from 2009 levels of $113,239 due to increased spending on subcontracted engineering expertise and audit costs by the Company during 2010.  Salaries, benefits and related taxes increased to $1,044,198 in 2010, from 2009 levels of $1,030,520, due to the Company recording a bonus payable based on 2010 results for December 31, 2010.  Trade show expenses increased to $44,529 for 2010 compared to $37,485 in 2009 due to increased attendance of trade shows during 2010.  Travel expenses increased to $85,136 for 2010, compared to $65,898 for 2009, due to increased sales and customer support related activities when compared with 2009.  Based on improved sales revenues and profitability during 2010, the Company intends to cautiously discontinue wage reductions that had been implemented during 2009 and 2010, which may result in increased operating expenses during 2011.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in a net loss of $129,990 for 2011, decreased from a net income of $129,452 for 2010.  The decrease in profitability is the result of decreased sales revenues and increased operating expenses when compared with 2010.  At December 31, 2011, the Company's working capital was $2,813,213 compared with $3,008,643 at December 31, 2010. The Company’s operations rely solely on the income generated from sales.  The Company's major capital resource requirements are payment of employee salaries and benefits and maintaining inventory levels adequate for production.  Extended availability for components critical for production of the Company’s products, ranging from 12 to 30 weeks, require the Company to maintain high inventory levels.  It is Management’s opinion that the Company’s working capital as of December 31, 2011 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2011 was 29.1:1 compared to 18.5:1 at December 31, 2010.  The increased in current asset ratio is the result of the Company having no federal income tax liability for year-end 2011 when compared with year-end 2010.  The Company's cash resources at December 31, 2011, including cash and cash equivalent liquid assets, were $1,227,490, compared to cash resources of $1,133,720 at year-end 2010.  The increase in cash and cash equivalent liquid assets is the result of timing differences in certificate of deposit maturities and receivable collection cycles when compared with year-end 2010.  The Company’s cash and cash equivalent assets are held in checking and money market investment accounts.

The Company's accounts receivable, adjusted for allowance for uncollectible accounts, at December 31, 2011, were $104,166, compared to $125,004 at year-end 2010.  Management believes that all Company accounts receivable as of December 31, 2011 are collectible.

The Company believes the level of risk associated with customer receipts on export sales is minimal.  Foreign shipments are made only after payment has been received or on Net 30 day credit terms to established foreign companies with which the Company has distributor relationships.  Foreign orders are generally filled as soon as they are received therefore; foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 2011, were $471,314, reflecting an increase from December 31, 2010 levels of $421,267. The increase in inventory between December 31, 2010 and December 31, 2011, is due to decreased product sales by the Company during 2011.

The Company had capital expenditures of $32,059 during 2011 primarily for manufacturing related instrumentation.  The Company intends on investing in additional capital equipment as deemed necessary to support development and manufacture of current and future products.  As of December 31, 2011, the Company's current liabilities decreased to $100,114, from 2010 year-end levels of $172,128.  The decrease in current liabilities is the result of the Company’s decreased federal income tax liability when compared with a federal income tax liability of $77,171 for year-end 2010.  As of December 31, 2011, the Company had a refundable deposits liability of $49,303 for pending foreign customer shipments.

The Company had no off balance sheet arrangements for the year ended December 31, 2011.

Inflation had minimal adverse effect on the Company’s operations during 2011.  Minimal adverse effect is anticipated during 2012.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. These factors are more fully described in the “Risk Factors” section of Item 1A of the Annual Report on Form 10-K. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, rapid advances in competing technologies and risk factors that are listed in the Company’s reports filed with the Securities and Exchange Commission.

Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures.

Under the supervision and with the participation of our Management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act ) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness affecting our internal control over financial reporting and, as a result of this weakness, our disclosure controls and procedures were not effective as of December 31, 2011.

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

As of December 31, 2011 Management conducted an assessment of the effectiveness of EST’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 and concluded that it is ineffective in assuring that the financial reports of the Company are free from material errors or misstatements. The material weakness is as follows:

We did not maintain effective controls to ensure appropriate segregation of duties as the same officer and employee was responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

Management’s Remediation Initiatives

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

Management has evaluated and continues to evaluate, avenues for mitigating our internal controls weaknesses, but mitigating controls have been deemed to be impractical and prohibitively costly due to the size of our organization at the current time.  Management does not foresee implementing a cost effective method of mitigating our internal control weaknesses in the near term.   Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Moe O’Shaughnessy & Associates, P.S.

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of

Electronic Systems Technology, Inc.

Kennewick, WA

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc., dba ESTeem Wireless Modems, as of December 31, 2011 and 2010, and the related statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronic Systems Technology, Inc., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of operating expenses and selected financial data are presented for purposes of additional analyses and are not a required part of the basic financial statements.  Such supplemental schedules have been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Moe O’Shaughnessy & Associates, P.S.

Spokane, Washington

February 23, 2012

427 W. Sinto Avenue, Ste. 200, Spokane, Washington 99201

Phone (509) 325-4900  Fax (509) 325-9345 E-Mail moaps@moaps.net

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS BALANCE SHEETS DECEMBER 31, 2011 AND 2010
	2011	2010
ASSETS
CURRENT ASSETS
Cash	$ 38,168	$ 51,867
Money market investment	1,189,322	1,081,853
Certificates of deposit	1,033,000	1,472,000
Accounts receivable, net of allowance for
doubtful accounts of $787 and $47,664	104,166	125,004
Inventory	471,314	421,267
Prepaid insurance	9,985	8,780
Prepaid expenses	18,126	18,409
Accrued interest	1,583	1,591
Federal income tax refund receivable	47,663	-

Total Current Assets	2,913,327	3,180,771

PROPERTY AND EQUIPMENT – NET	54,358	44,255

DEPOSITS	1,675	4,304

DEFERRED INCOME TAX BENEFIT	54,000	49,400
	$ 3,023,360	$ 3,278,730

CURRENT LIABILITIES
Accounts payable	$ 16,104	$ 31,651
Refundable deposits	49,303	-
Accrued wages and bonus	4,627	22,994
Accrued payroll and other taxes	2,869	7,623
Accrued vacation pay	27,211	32,689
Federal income tax payable	-	77,171

Total Current Liabilities	100,114	172,128

DEFERRED INCOME TAXES	7,800	13,000

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY
Common stock - $.001 par value 50,000,000
shares authorized, 5,158,667 issued and
outstanding	5,159	5,159
Additional paid-in capital	1,001,648	998,228
Retained earnings	1,908,639	2,090,215

	2,915,446	3,093,602
	$ 3,023,360	$ 3,278,730

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009

SALES – NET	$ 1,791,741	$ 2,228,798	$ 1,867,076

COST OF SALES	797,973	869,601	777,382

GROSS PROFIT	993,768	1,359,197	1,089,694

OPERATING EXPENSES	1,195,051	1,185,031	1,092,019

OPERATING INCOME (LOSS)	(201,283)	174,166	(2,325)

OTHER INCOME
Interest income	9,664	12,857	24,369
Other income (expense)	4,166	-	555

	13,830	12,857	24,924

INCOME (LOSS) BEFORE INCOME TAXES	(187,453)	187,023	22,599

PROVISION FOR FEDERAL INCOME TAXES	(57,463)	57,571	(1,896)

NET INCOME (LOSS)	$ (129,990)	$ 129,452	$ 24,495

BASIC EARNINGS (LOSS) PER SHARE	$ (0.03)	$ 0.03	$ 0.00

DILUTED EARNINGS (LOSS) PER SHARE	$ (0.03)	$ 0.02	$ 0.00

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total

BALANCE AT JANUARY 1, 2009	5,158,667	$ 5,159	$ 990,300	$ 1,936,268	$ 2,931,727

COMPREHENSIVE INCOME:
Net income	-	-	-	24,495	24,495

SHARE-BASED COMPENSATION	-	-	3,150	-	3,150

BALANCE AT DECEMBER 31, 2009	5,158,667	5,159	993,450	1,960,763	2,959,372

COMPREHENSIVE INCOME:
Net income	-	-	-	129,452	129,452

SHARE BASED COMPENSATION	-	-	4,778	-	4,778

BALANCE AT DECEMBER 31, 2010	5,158,667	5,159	998,228	2,090,215	3,093,602

COMPREHENSIVE INCOME:
Net loss	-	-	-	(129,990)	(129,990)

SHARE BASED COMPENSATION	-	-	3,420	-	3,420

CASH DIVIDEND	-	-	-	(51,586)	(51,586)

BALANCE AT DECEMBER 31, 2011	5,158,667	$ 5,159	$ 1,001,648	$ 1,908,639	$ 2,915,446

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ (129,990)	$ 129,452	$ 24,495
Noncash expenses included in income:
Depreciation	21,956	32,365	40,142
Allowance for doubtful accounts	(46,877)	46,742	(555)
Deferred income taxes	(9,800)	(25,300)	(18,600)
Share-based compensation	3,420	4,778	3,150
Decrease (increase) in current assets:
Accounts receivable, net	67,715	(49,753)	73,991
Inventory	(50,047)	82,059	136,453
Other current assets	(914)	749	10,734
Prepaid federal income taxes	-	20,896	16,704
Federal income taxes receivable	(47,663)	-	63,842
Increase (decrease) in current liabilities:
Accounts payable and other current liabilities	5,157	4,957	(3,548)
Federal income taxes payable	(77,171)	77,171	-
Net Cash From Operating Activities	(264,214)	324,116	346,808

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits and long term prepaids	2,629	(3,964)	-
Purchase of investments and certificates of deposit	(1,802,000)	(1,655,000)	(1,981,000)
Proceeds from sales of investments and certificates of deposit	2,241,000	1,555,000	2,041,000
Additions to property and equipment	(32,059)	(6,040)	-
Net Cash From Investing Activities	409,570	(110,004)	60,000

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividend	(51,586)	-	-
Net Cash From Financing Activities	(51,586)	-	-

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	93,770	214,112	406,808

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,133,720	919,608	512,800

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 1,227,490	$1,133,720	$ 919,608

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income taxes	$ (77,171)	$ (5,700)	$ (63,842)

Cash and cash equivalents:
Cash	$ 38,168	$ 51,867	$ 19,705
Money market	1,189,322	1,081,853	899,903
	$ 1,227,490	$1,133,720	$ 919,608

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1.

Organization and Summary of Significant Accounting Policies

Business Organization

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.  On November 12, 1984, the Company sold 3,000,000 shares of its unissued common stock to the public at an offering price of $.30 per share, arbitrarily determined by the underwriter.

Effective September 13, 2007, the Company announced their establishment of a “doing business as” or dba structure, based on the Company’s registered trade name of ESTeem (tm) Wireless Modems.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimates used in the accompanying financial statements include allowance for uncollectible accounts receivable, inventory obsolescence, useful lives of depreciable assets, and deferred income taxes.  Actual results could differ from those estimates.

Concentrations of Credit Risks

Financial instruments that potentially subject the Company to credit risk consists of cash and customer receivables.

The Company places its cash with three major financial institutions.  During the period, the Company had cash balances that were in excess of federally insured limits.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer.  Provision for certain sales incentives and discounts to customers are accounted for as reductions in sales in the period the related sales are recorded.  Sales are recorded net of applicable state and local sales tax.  Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists or the customer is a foreign branch of a U.S. company.

Revenues from site support and engineering services are recognized as the Company performs the services.  Amounts billed and collected before the services are performed are included in deferred revenues.  Revenue is recognized based upon proportional performance when the contract contains performance milestones.

Organization and Summary of Significant Accounting Policies - (Continued)

Revenue Recognition - (Continued)

The Company does not generally sell its products with the right of return.  Therefore, returns are reported when they occur.

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer.  No allowance for estimated warranty repairs or product returns has been recorded.

Financial Instruments

The Company’s financial instruments are cash and cash equivalents, accounts receivable and accounts payable.  The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash, certificates of deposit and money market accounts purchased with original maturities of three months or less.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for uncollectible accounts receivable.  Accounts receivable are presented net of an allowance for doubtful accounts of $787 and $47,664 as of December 31, 2011 and 2010, respectively.  The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

Accounts receivable include $66 of amounts due which are over ninety days past due at December 31, 2011.

Inventory

Inventories are stated at lower of direct cost or market.  Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value and consideration is given to obsolescence.

Property and Equipment

Property and equipment is carried at cost.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The useful life of property and equipment for purposes of computing depreciation is three to seven years.  The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.  The Company normally capitalizes non consumable assets with a cost greater than one thousand dollars.

Organization and Summary of Significant Accounting Policies - (Continued)

Investments

Certificates of deposit with original maturities ranging from three months to twelve months were purchased for $1,033,000, at December 31, 2011.

Capitalized Software Costs

Capitalized software costs consist of costs to purchase and develop software.  The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established.  Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.  All software costs were fully amortized at December 31, 2006.

Income Taxes

The provision for income taxes is computed on the pretax income based on the current tax law.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Research and Development

Research and development costs are expensed as incurred.  Research and development expenditures for new product development and improvements of existing products by the Company for 2011, 2010, and 2009, were $268,530, $264,389, and $273,389, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred.  Advertising costs for the years ended December 31, 2011, 2010, and 2009, were $12,021, $15,615, and $14,194, respectively.

Reclassifications

Certain reclassifications have been made to the prior years’ financial statements to conform to the current year presentation.  These reclassifications had no effect on previously reported results of operations or retained earnings.

Share-Based Compensation

FASB ASC 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 7 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity as presented in prior years.

2.

Inventories

Inventories consist of the following:

	2011	2010
Parts	$ 228,012	$ 180,059
Work in progress	74,992	64,884
Finished goods	168,310	176,324
	$ 471,314	$ 421,267

3.

Property and Equipment

Property and equipment consist of the following:

	2011	2010
Laboratory equipment	$ 591,077	$ 561,742
Furniture and fixtures	16,398	16,398
Dies and molds	105,353	105,353
	712,828	683,493
Accumulated depreciation	(658,470)	(639,238)
	$ 54,358	$ 44,255

4.

Provision for Income Taxes

The Company uses the asset and liability approach in accounting for income taxes.

The provision for federal income taxes consisted of:

	2011	2010	2009
Current	$ (47,663)	$ 82,871	$ 16,704
Deferred	(9,800)	(25,300)	(18,600)
Provision for federal income taxes	$ (57,463)	$ 57,571	$ (1,896)

The components of deferred tax assets and liabilities at December 31 were as follows:

	2011	2010
Deferred tax assets:
Accrued liabilities	$ 9,300	$ 11,100
Inventory adjustment	19,000	15,500
Capital loss carryforward	-	6,600
Allowance for doubtful accounts	300	16,200
Unused tax credits	25,400	-
Total	$ 54,000	$ 49,400

Deferred tax liabilities:
Depreciable property	$ 7,800	$ 13,000
Total	$ 7,800	$ 13,000

4.

Provision for Income Taxes – (Continued)

The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate was as follows:

	2011	2010	2009

Amount computed using the statutory rate	$ (47,663)	$ 82,871	$ 16,704
Decrease in deferred tax (assets)
liabilities	(9,800)	(25,300)	(18,600)
Provision for federal income taxes	$ (57,463)	$ 57,571	$ (1,896)

The Company files federal income tax returns in the United States only.  The Company is no longer subject to federal income tax examination by tax authorities for years before 2008.  Effective January 1, 2007, the Company adopted the provisions of FASB ASC 740, formerly “Accounting for Uncertainty in Income Taxes” (FIN48).  FASB ASC 740 prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized.  The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits.

The provision for federal income taxes included penalties of $228 for the year ending 2010.

5.

Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K plan and trust.  All employees over the age of twenty-one are eligible.  On January 1, 2006, the Company adopted a four percent salary matching provision.  The Company contributed $30,404, $27,864 and $29,364 to the plan at December 31, 2011, 2010, and 2009, respectively.

6.

Employee Profit Sharing Bonus Program

The Company makes contributions to the Employees Profit Sharing Bonus Program (a non-qualified plan) based upon ten percent of the first $100,000 of pre-tax net income plus eight percent on pre-tax net income in excess of $100,000.  The Company has accrued no contributions for the year 2011.

7.

Share-Based Compensation

The Company grants stock options to individual employees and directors with three years continuous tenure.  After termination of employment, stock options may be exercised within ninety days.

7.

Share-Based Compensation – (Continued)

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in:

	2011	2010	2009
Dividend yield	0.00%	0.00%	6.06%
Expected volatility	74%	93%	108%
Risk-free interest rate	1.40%	1.38%	1.38%
Expected term (in years)	3	3	3
Estimated fair value per option granted	$ 0.21	$ 0.30	$ 0.18

The average risk-free interest rate is based on the three-year U.S. Treasury Bond rate in effect as of the grant date.  The expected volatility is determined using a weighted average of weekly historical volatility of the stock price over a period of one year prior to the grant dates.  The Company uses historical data to estimate option exercise rates.  The option exercise rate for option grants in 2011 was eight percent.

In the years ended December 31, 2011, 2010, and 2009, the Company recognized $3,420, $4,778, and $3,150, respectively, in share-based compensation expense.  No non-vested share-based compensation arrangements existed as of December 31, 2011.

A summary of option activity follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Number	Price Per	Term
	Outstanding	Share	(Years)
Balance at 12/31/08	570,000	$ 0.73	1.1
Granted	195,000	0.31
Exercised	-	-
Canceled	(200,000)	0.68
Balance at 12/31/09	565,000	0.60	1.1
Granted	195,000	0.45
Exercised	-	-
Canceled	(175,000)	0.68
Balance at 12/31/10	585,000	0.52	1.1
Granted	210,000	0.44
Exercised	-	-
Canceled	(205,000)	0.79
Balance at 12/31/11	590,000	0.40	1.1
Exercisable at 12/31/11	590,000	0.40	1.1

The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2011, was $11,400.

8.

Earnings Per Share

The following table represents the calculation of net earnings per common share – basic and diluted:

	2011	2010	2009

Net income (loss)	$ (129,990)	$ 129,452	$ 24,495
Basic earnings per share:
Weighted average shares outstanding	5,158,667	5,158,667	5,158,667

Diluted earnings per share:
Weighted average shares outstanding	5,158,667	5,158,667	5,158,667
Incremental shares from assumed
conversion of stock options	-	79,865	13,948
Weighted average shares outstanding	5,158,667	5,238,532	5,172,615

Net earnings (loss) per common share-basic	$ (0.03)	$ 0.03	$ 0.00
Net earnings (loss) per common share-
diluted	$ (0.03)	$ 0.02	$ 0.00

9.

Leases

The Company leases its facilities from a port authority, under beneficial terms for $4,222 monthly for three years, expiring in September 2014, with annual increases based upon the Consumer Price Index.  The lease expense for the years ended December 31, 2011, 2010, and 2009 was $48,990, $46,885 and $44,824, respectively.

Future minimum lease payments required under the above operating lease for the years ending December 31, 2012, 2013, and 2014, amount to $51,185, $53,253, and $41,103, respectively.

10.

Related Party Transactions

For the years ended December 31, 2011, 2010, and 2009, services in the amount of $104,411, $73,672, and $49,716, respectively, were contracted with a manufacturing process company, Manufacturing Services, Inc.  The president and past president of Manufacturing Services, Inc., are members of the Board of Directors of Electronic Systems Technology, Inc.

11.

Commitments and Contingencies

The Company purchases certain key components necessary for the production of its products from a limited number of suppliers.  The components provided by the suppliers could be replaced or substituted by other products.  It is possible that if this action became necessary, an interruption of production and/or material cost expenditures could take place.

In 2009, the Company entered into a licensing agreement with Wi-LAN, Inc. (a Canadian Company), to pay royalties for certain licensing rights and liability releases.  Such amounts were not significant in 2011 through 2009.

The Company has evaluated subsequent events through February 23, 2012, the date the financial statements were available to be issued.

12.

Segment Reporting

Segment information is prepared on the same basis that the Company’s management reviews financial information for operational decision making purposes.  Electronic Systems Technology, Inc., has two reportable segments, domestic and foreign, based on the geographic location of the customers.  Both segments sell radio modem products (requiring an FCC license or license free Ethernet products), related accessories for radio modem products for industrial automation projects, and mobile data computer products.  The foreign segment sells the Company’s products and services outside the United States.

Domestic customers represent approximately sixty-two percent of total net revenues.  Foreign customers represent approximately thirty-eight percent of total net revenues.  One individual customer comprised more than ten percent of sales revenue.  Revenues from foreign countries consist primarily of revenues from Canada, Mexico, and South American countries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, Note 1.  Management evaluates performance based on net revenues and operating expenses.  Administrative functions such as finance and information systems are centralized.  However, where applicable, portions of the administrative function expenses are allocated between the operating segments.  The operating segments share the same manufacturing and distributing facilities.  Costs of operating the manufacturing plant, equipment, inventory, and accounts receivable are allocated directly to each segment.

12.

Segment Reporting – (Continued)

Summary financial information for the two reportable segments is as follows:

			Unallocated
2011	Domestic	Foreign	Corporate	Total

Total sales	$ 1,105,701	$ 686,040	$ -	$1,791,741
Total other income	13,830	-	-	13,830
Depreciation	19,584	-	2,372	21,956
Earnings (loss) before tax	(177,422)	269,458	(279,489)	(187,453)
Identifiable assets	112,944	42,547	2,867,869	3,023,360
Net capital expenditures	32,059	-	-	32,059

2010

Total sales	$ 1,678,803	$ 549,995	$ -	$ 2,228,798
Total other income	12,857	-	-	12,857
Depreciation	29,853	-	2,512	32,365
Earnings (loss) before tax	278,572	232,331	(323,880)	187,023
Identifiable assets	154,367	9,712	3,114,651	3,278,730
Net capital expenditures	3,845	-	2,195	6,040

2009

Total sales	$ 1,397,253	$ 469,823	$ -	$ 1,867,076
Total other income	24,924	-	-	24,924
Depreciation	37,595	-	2,547	40,142
Earnings (loss) before tax	81,762	191,485	(250,648)	22,599
Identifiable assets	165,446	27,127	2,878,299	3,070,872
Net capital expenditures	-	-	-	-

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULES

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULES OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

	2011	2010	2009

Advertising	$ 12,021	$ 15,615	$ 14,194
Bad debt expense	7,718	46,742	-
Commissions – sales	1,197	-	1,841
Dues and subscriptions	1,201	1,364	1,444
Depreciation	21,956	32,365	40,142
Insurance	12,532	12,438	12,475
Materials and supplies	19,355	14,277	12,124
Office and administration	6,062	7,042	7,603
Printing	2,827	4,161	3,591
Professional services	160,213	137,745	113,239
Rent and utilities	62,269	60,537	58,615
Repair and maintenance	4,642	4,192	4,985
Salaries	850,716	823,845	811,491
Taxes	230,592	220,353	219,029
Telephone	8,467	9,471	9,031
Trade shows	44,469	44,529	37,485
Travel expenses	81,868	85,136	65,898

	1,528,105	1,519,812	1,413,187

Expenses allocated to cost of sales	(333,054)	(334,781)	(321,168)

	$ 1,195,051	$ 1,185,031	$ 1,092,019

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULES OF SELECTED FINANCIAL DATA

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, 2009, 2008 AND 2007

	2011	2010	2009	2008	2007

Sales – net	$ 1,791,741	$ 2,228,798	$ 1,867,076	$ 2,108,700	$ 3,002,521
Gross profit	993,768	1,359,197	1,089,694	1,157,605	1,847,198
Income (loss) before provision for income taxes	(187,453)	187,023	22,599	(227,815)	463,136
Provision for income taxes	(57,463)	57,571	(1,896)	(71,628)	143,814
Net income (loss)	(129,990)	129,452	24,495	(156,187)	319,322
Comprehensive income (loss)	(129,990)	129,452	24,495	(156,187)	319,322
Net income (loss) per share – basic	(0.03)	0.03	0.00	(0.03)	0.06
Weighted average number of shares outstanding	5,158,667	5,158,667	5,158,667	5,157,916	5,153,667
Total assets	3,023,360	3,278,730	3,070,872	3,059,875	3,477,208
Stockholders’ equity	2,915,446	3,093,602	2,959,372	2,931,727	3,179,348
Stockholders’ equity per share	0.57	0.60	0.57	0.57	0.62
Working capital	2,813,213	3,008,643	2,877,352	2,828,165	3,046,967
Current ratio	29.1:1	18.5:1	33.0:1	31.2:1	13.2:1
Equity to total assets	96%	94%	96%	96%	91%

CORPORATE DIRECTORY

DIRECTORS	INDEPENDENT AUDITORS

Tommy L. Kirchner	DeCoria, Maichel & Teague, P.S.
President	7307 N. Division, Ste. 222
Chief Executive Officer	Spokane, Washington 99208
Electronic Systems Technology Inc.
TRANSFER AGENT
Robert Southworth
Patent Attorney (Retired)	Computershare Investor Services
U.S. Department of Energy	350 Indiana Street, Suite 800
Golden CO 80401
Melvin H. Brown	(303) 262-0600
President/Chief Executive Officer (Retired)
Manufacturing Services, Inc.	The Transfer Agent should be contacted for questions
regarding changes in address, name, or ownership, lost
Michael S. Brown	certificates, and consolidation of account. When
President/Chief Executive Officer	corresponding with the Transfer Agent, shareholders should
Manufacturing Services, Inc.	state the exact name(s) in which the stock is registered and certificate number of the certificate(s).
Jon Correio
Vice President, Finance & Administration	FORM 10-K
Electronic Systems Technology, Inc.
A copy of the Company’s Form 10-K, as filed with the
John L. Schooley	Securities and Exchange Commission, is available upon
Former President of Remtron, Inc.	request.

EXECUTIVE OFFICERS	CORPORATE AND INVESTOR INFORMATION

T. L. Kirchner	Please direct inquiries to:
President/Chief Executive Officer	Investor Relations Department
Electronic Systems Technology, Inc.
Jon Correio	415 N. Quay Street, Bldg B1
Vice President, Finance & Administration	Kennewick, Washington 99336
Secretary/Treasurer
ANNUAL MEETING
CORPORATE HEADQUARTERS
The annual meeting of stockholders of Electronic Systems Technology, Inc. will be held at 3:00 p.m. on June 1, 2012, at:
Electronic Systems Technology, Inc.
415 N. Quay Street, Bldg B1	Electronic Systems Technology Inc.
Kennewick, Washington 99336	415 N. Quay St., Bldg B1
(509) 735-9092	Kennewick, Washington 99336
(509) 783-5475 (Facsimile)
All stockholders are encouraged to attend.